BLACK HAWK FUNDING, INC.
A Nevada Corporation

5/1/2013

Via FedEX
Jessica Barberich
Assistant Chief Accountant
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Black Hawk Funding, Inc.
       Amendment No. 3 to Form 1-A
       Filed March 11, 2013
       File No. 024-10323
       Comment Letter Dated March 29, 2013

Dear Ms. Gowetski,

Black Hawk Funding, Inc. (the "Company") has reviewed the comments contained in your March 29, 2013 letter and has provided the following responses below:

Exhibit A

1. Please obtain an updated consent from your auditor in the filing of your next amendment.

    Response: Please see page(s) in the offering document: Page 35.

2. Please update your financial statements in accordance with Regulation A.

    Response: Please see updated financial statements in the following page(s): 35-44

Exhibit H

3. We note your response to comment 4 of our letter dated December 20, 2012. We continue to believe that you should revise Exhibit H to balance the information presented and briefly describe the most significant risks relating to this offering. In particular, please revise Exhibit H to reconcile with your disclosure on page 13 regarding your going concern opinion, your lack of operating history and your cumulative loss of approximately $26,732 for the seven months of the year ended July 31, 2012, or as updated to a more recent date. In addition, please balance your statements regarding average loan request size and loan request by type to clarify whether you have funded any loans to date. To the extent that you have funded any loans, please update your offering statement.

BLACK HAWK FUNDING, INC.
A Nevada Corporation

Response: This has been removed from the offering document.

Sincerely,



Robert Newell, President/CEO